8 June, 2007

MEDIA RELEASE

Telecom future-proofs mobile services with new network investment

Telecom today announced a $300 million mobile network investment plan to meet New Zealand’s future mobile needs.

The development of a new Wideband CDMA (WCDMA) network will complement existing CDMA network capabilities and allow Telecom to provide unparalleled mobile services using the best features and capabilities of both networks.

Telecom is committed to its CDMA network to the extent the company will guarantee customers their current mobile phones will continue to be supported by Telecom’s network for at least the next five years.

Chief Operating Officer of Technology, Mark Ratcliffe, says the decision to develop a WCDMA network alongside Telecom’s existing network follows extensive analysis of the future evolution of mobile technologies.

“Our priority has been to map out a mobile technology path that ensures Telecom will offer customers the best possible coverage, devices and services available, in the near and long term.”

The new mobile network will be based on WCDMA HSPA technology, a real leapfrog in capability beyond current mobile broadband offerings.

This technology, and the Long Term Evolution (LTE) vision outlined for WCDMA will enable a new generation of competitive commercial and consumer services, including high quality music, video and entertainment offerings.

“Our approach is to offer customers the best from current CDMA technology, and in the future too as WCDMA is deployed,” says Mr Ratcliffe.

Mr Ratcliffe says the existing CDMA network offers customers the most advanced mobile data performance available and Telecom expects this to remain the case until the latest WCDMA network is deployed from late 2008.

“By leveraging the capabilities of both CDMA and WCDMA we will maintain our capacity to provide New Zealanders an unrivalled range of mobile products and services.”

This month Telecom launches its WorldMode global roaming capability, providing voice roaming on both CDMA and GSM networks in 180 countries.

“WorldMode is an example of how we can leverage both types of network technologies to deliver unmatched international roaming coverage,” Mr Ratcliffe says.

The build of the WCDMA network will commence in late 2007 and will cost approximately $300 million in capital expenditure over the next two years. This is approximately $200 million more than would have been spent over the next five years under a CDMA-only path.

ENDS

For further information please contact:

Mark Watts, Head of External Media, 0272 504 018 or 09 355 4825

Fact Sheet

About WCDMA
Wideband Code Division Multiple Access (WCDMA), also known as UMTS (Universal Mobile Telecommunications System) is a mobile voice and high-speed data technology that is part of the International Telecommunication Union’s third-generation (3G) wireless standards. WCDMA typically uses GSM/EDGE technology as the underlay network technology.

The WCDMA technology provides users with broad device selection, global roaming, true broadband speeds and clear voice calls. There are currently more than two billion people using WCDMA/GSM services worldwide today.

About CDMA
CDMA (Code Division Multiple Access) is a sophisticated digital cellular technology that achieves high-speed wireless voice and data transfer by using multiple frequencies. Telecom deploys CDMA2000 which is classified by the International Telecommunications Union as a 3G mobile network technology.

CDMA is particularly suited to New Zealand’s geography and performs well both in coverage and call quality. Through EVDO ‘revision A’, Telecom currently delivers world-leading mobile data technology and CDMA provides a strong technology roadmap to maintain this market-leadership position.

Coverage and spectrum use
Coverage will be provided utilising a blend of WCDMA/HSPA at 2100 MHz and GSM/EDGE at 850 MHz technologies.

In particular, 850 MHz spectrum will be utilised to ensure strong rural coverage is achieved, with 2100 MHz employed largely in cities and large metropolitan areas.

Investment
Telecom expects to invest approximately $300 million to launch the new WCDMA/HSPA and GSM/EDGE network, with on-going capital costs managed within our normal mobile investment parameters.

This is approximately $200 million more than would have been spent over the next five years under a CDMA-only path.

Operating costs are linked to future subscriber growth to insulate Telecom from technology-specific impacts. This means no additional operating costs will be incurred as a result of this additional network deployment unless total subscriber numbers across CDMA, WCDMA/HSPA, and GSM/EDGE drastically increase.

Handsets & Devices
Telecom enjoys a strong relationship with a number of major handset and device manufacturers today and expects to utilise these same relationships to expand the range of devices offered across the two networks.

At launch, Telecom is committed to offering a world-leading and competitively priced range of devices across all networks – meaning customers will enjoy unprecedented choice.

Carrier Partnerships
Telecom expects to secure strategic partnerships with WCDMA operators in order to secure access to the very best range of handsets and products & services.

We have a long standing and productive relationship in place with Hutchison and are actively engaged in discussions with them on how best to work together in light of this announcement today.

Work is ongoing in this respect and we anticipate concluding these arrangements by the end of 2007.